UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays passes 2016 BoE stress test – November 30, 2016
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 30, 2016

By: /s/ Patrick Gonsalves --------------------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 30, 2016

By: /s/ Patrick Gonsalves --------------------------------
Patrick Gonsalves
Joint Secretary

30 November 2016

Barclays PLC
Barclays Bank PLC

Barclays passes 2016 BoE stress test

Barclays PLC and Barclays Bank PLC ("Barclays") note the publication today of stress test outcomes for UK banks by the Bank of England ("BoE").  Under the BoE's assessment of the effects of the modelled adverse stress scenario, Barclays' minimum stressed Common Equity Tier 1 ("CET1") ratio over the period 2016-20 was 8.3%. The minimum ratio occurred in 2017 of the test period and exceeded the systemic reference point for that year after the impact of strategic management actions and conversion of Additional Tier 1 securities ("AT1s"). Barclays has not been asked to submit a revised capital plan.

The systemic reference point in the 2016 stress tests includes a revised Pillar 2A capital requirement based on Barclays' 2017 Individual Capital Guidance ("ICG") which the PRA has communicated to us1.  Accordingly, the stress test systemic reference point  for 2017 was 7.8%, comprising the 4.5% CRD IV minimum CET1 ratio requirement, the 2017 Pillar 2A CET1 requirement of 2.3%, and the 1% phased-in G-SIB buffer applicable in 2017 based on the November 2015 FSB G-SIB list2.

Barclays' capital policy requires management to consider taking discretionary actions to mitigate the impacts of a stress scenario and reduce the risk of CRD IV mandatory distribution restrictions.  The discretionary actions taken in this modelled scenario are not separately reported in the BoE stress test outcomes, but are included in the "all strategic management actions including CRD IV distribution restrictions" column, which shows Barclays' minimum stressed CET1 ratio at 6.9%.

The starting point for the 2016 stress test was an 11.4% CET1 ratio as at 31 December 2015, which compares to a CET1 ratio of 11.6% as at 30 September 2016.  In addition, on 21 November 2016 Barclays' G-SIB buffer was reduced from 2.0% to 1.5%.  Over the course of 2016 Barclays has made strong progress with the accelerated rundown of Non-Core and reduced its stake in Barclays Africa Group Limited as it moves towards regulatory deconsolidation, which together with organic capital ratio accretion has strengthened and de-risked the Group. These factors would have reduced the impact of the 2016 stress tests.

The minimum stressed Tier 1 leverage ratio was calculated at 3.4% after CRD IV related restrictions and 3.0% before such restrictions, passing both the 3.4% systemic reference point, and the 3.0% minimum threshold.  Barclays reported a 4.5% Tier 1 leverage ratio as at 31 December 2015, which was the starting point for the stress test modelling.

The full year results for 2016 and the Annual Report will be published on 23 February 2017.

The BoE stress test results for UK banks can be found on the BoE website at http://www.bankofengland.co.uk/financialstability/Pages/fpc/stresstest.aspx and Barclays' results are summarised below.

1. Barclays has received its 2017 ICG. Based on RWAs as at 31 December 2015, which was the starting point of the BoE stress test, the Pillar 2A capital requirement per our 2017 ICG is £14.9bn or 4.0% of RWAs, of which £8.4bn or 2.3% of RWAs is in CET1 form.

2. Based on the 2016 FSB list of Global Systemically Important Banks (G-SIB), published on 21 November 2016, Barclays' G-SIB buffer has been reduced from 2.0% to 1.5%. This change is expected to be reflected in the systemic reference points set from 1 January 2018 onwards in future stress tests.

Summary stress test results

The following is extracted from the stress test results in relation to Barclays published today by the BoE:

Capital and Leverage ratios		Minimum Stressed Ratio	Minimum Stressed Ratio
	As at 31.12.15	after all strategic management actions including CRD IV related restrictions	after the impact of strategic management actions and conversion of AT1	As at 30.09.16
Fully loaded CET 11	11.4%	6.9%	8.3%	11.6%
PRA Transitional Tier 12	14.7%	9.5%	9.5%	14.8%
PRA Transitional Total Capital2	18.6%	13.2%	13.2%	18.8%
CET1 capital (£bn)	41	28	33	43
Risk weighted assets (£bn)	358	400	400	373

Tier 1 leverage ratio	4.5%	3.4%	3.4%	4.2%
Total leverage exposure (£bn)	1,028	976	976	1,185

1        The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2       The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in our filings with the Securities and Exchange Commission ("SEC") (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015) which are available on the SEC's website (www.sec.gov). Subject to Barclays' obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per share for the current or future years would necessarily match or exceed the historical published earnings per share.